Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
GRI Bio, Inc.
La Jolla, CA
We consent to the inclusion in this Registration Statement on Form S-1/A (Registration Statement 333-274972) of GRI Bio, Inc. (formerly Vallon Pharmaceuticals, Inc.) to be filed on or about January 30, 2024 of our report dated February 23, 2023 (except for Note 1 relating to the financial statements of the Company, and Note 1 relating to the financial statements of Vallon Pharmaceuticals, Inc., as to which the date is January 30, 2024), on our audits of the GRI Bio, Inc. financial statements as of December 31, 2022 and 2021 and for each of the years then ended. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-1/A.
/s/ Sadler, Gibb & Associates, LLC
Draper, UT
January 30, 2024